Gardiner Healthcare Acquisitions Corp.

3107 Warrington Road

Shaker Heights, Ohio 44120

December 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Evan Ewing and Jay Ingram

Re:	Gardiner Healthcare Acquisitions Corp.
Registration Statement on Form S-1, as amended
Filed October 22, 2021
File No. 333-260422

Dear Evan Ewing and Jay Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gardiner Healthcare Acquisitions Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, December 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Marc F. Pelletier
Marc F. Pelletier
Chief Executive Officer

cc:	Reed Smith LLP Greenberg Traurig LLP